650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 19, 2012

Via Secure E-mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation
Confidential Draft Registration Statement on Form S-1
CIK No. 0001408356

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation (“SolarCity”), we are hereby submitting a revised Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) for reference by the staff (the “Staff”) of the Securities and Exchange Commission. SolarCity has revised the Registration Statement to update certain business information. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the prior version confidentially submitted on August 30, 2012.

Please direct any questions with respect to the Registration Statement and this letter to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, SolarCity’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation
Robert D. Kelly, SolarCity Corporation
Seth R. Weissman, SolarCity Corporation
Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

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